August 22, 2006

Telecomunicações de São Paulo S.A. – Telesp
Re:	Form 20-F for the year ended December 31, 2005
Filed April 12, 2006
File No. 001-14475

Mr. Larry Spirgel
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-0405

Dear Mr. Spirgel:

     On behalf of Telecomunicações de São Paulo S.A. – Telesp, a Brazilian corporation (“Telesp”), please find attached as Attachment A Telesp’s response to the comments of the Staff of the United States Securities and Exchange Commission (the “Staff”) included in the Staff’s letter dated July 25, 2006, in connection with its review of Telesp’s Form 20-F for the year ended December 31, 2005.

     Please do not hesitate to contact me at 212-450-4779 should you have any questions or comments regarding the foregoing.

Very truly yours

Andrés V. Gil

Attachment

cc w/att:	Mr. Pedro Lucas Antón Lázaro
Mr. Cleuton Augusto Alves

Larry Spirgel
Telecomunicações de São Paulo S.A. – Telesp
August 22, 2006

ATTACHMENT A

Form 20-F for Fiscal Year Ended December 31, 2005

Item 5. Operating and Financial Review and Prospects, page 32

Discussion of Critical Accounting Estimates and Policies, page 35

Revenue Recognition, page 36

1.	You state that deferred revenues are determined based on estimates of outstanding credits of pre-paid phone cards that were sold but have not been used as of the date of each balance sheet. Tell us your process for tracking usage of these cards and recognizing revenue. Clarify for us the nature of the estimates of the outstanding balance and how these estimates are used.

     The Company’s deferred revenue estimates are based on its internal evaluation of the historical use of pre-paid cards over specified periods of time. These estimates are periodically recalculated on the basis of newly available data. The estimate and revenue recognition process relies on tracking card usage as follows: (i) we randomly select sample lots of cards out of those lots from which we have sold all individual cards during a specified period and (ii) our System of Remote Network Supervision (Sistema de Supervisão Remota de Rede, or SSR) determines the usage of the cards in the random sample card-lot on a monthly basis, including cards used outside of the Company’s network, using electronic codes that are embedded in each card. As of December 31, 2005, the Company concluded that credits on pre-paid phone cards were being spent over an average period of six months from the dates of the cards’ sales. Cards that are unused for six months are treated as if their total credits were used during the sixth months after they were sold. Based on the aggregate usage of each card during each month of the six-month period, we developed the following revenue projection model with respect to use of the credits over six-month periods: 28% of the total credit on a card was used in the first month, 40% was used in the second, 15% in the third, 10% in the

Larry Spirgel
Telecomunicações de São Paulo S.A. – Telesp
August 22, 2006

fourth, 5% in the fifth and 2% in the sixth month following the date of sale. In light of the foregoing, we determined that deferred revenues from the sales of the cards were recognized as follows: 72 % of the total revenue from the sale of a card was deferred in the first month, 32% was deferred in the second, 17% in the third, 7% in the fourth and 2% in the fifth month after sale. We note that pursuant to relevant Brazilian telecommunications laws, pre-paid phone cards are required to be used to place calls from public phones.

Item 15. Controls and Procedures, page 93

2.	We note your disclosure that your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures were “adequate and effective and designed to ensure that material information relating to us and our consolidated subsidiaries would be made known to them by others within those entities.” Please confirm for us that your disclosure controls and procedures are effective in ensuring that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and are effective in ensuring that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosure. See Rule 13a-15(e) of the Exchange Act. Alternatively, you may simply state that your disclosure controls and procedures are effective. In addition, please revise your disclosure in future filings.

     We confirm that our disclosure controls and procedures are effective in ensuring that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and are effective in ensuring that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, to allow our management to make timely decisions regarding required disclosure.

Note 17. Property, plant and equipment, net, page F-21

a. Composition, page F-22

Larry Spirgel
Telecomunicações de São Paulo S.A. – Telesp
August 22, 2006

Reversible assets, page F-22

3.	We note your disclosure that you hold certain assets that will automatically revert to ANATEL upon expiration of the Concession Agreement. Tell us how you have accounted for these assets for US GAAP reporting purposes. Clarify whether you have recorded a corresponding liability associated with the assets and how you intend to account for them when they are returned. Also, clarify whether the net book value of such reversible assets at December 31, 2005 (R$9,129,592) is stated in Reais or thousands of Reais.

      Telesp provides different services pursuant to authorizations received from ANATEL under two regulatory regimes, a “concessionary regime” and an “authorization regime”. Certain services the Company provides are authorized under one or both of these regimes. The assets Telesp uses to provide each service are tied to the regime under which the service is provided. Only the assets associated with services provided under the concessionary regime are required to revert back to ANATEL. Specifically, under our concession contract with ANATEL, which expires in 2025, the assets owned by us and used to provide fixed-switch telephone service (“Serviço Telefônico Fixo Comutado – STFC”) and national long distance service (“Serviço de Longa Distância Nacional –LDN”) are deemed to be part of the contractually awarded concession and are required under the terms of the concession contract to revert back to ANATEL at the expiration of the concession. As of December 31, 2005, the assets used to provide services under the concessionary regime, and therefore subject to reversion, constituted a large majority of our net property, plant and equipment (approximately 74%).

      For U.S. GAAP purposes, we account for the assets that will revert as property, plant and equipment on our consolidated balance sheet. As of December 31, 2005, we did not record a liability under U.S. GAAP in connection with the reversion of these assets because (i) we expect these assets to be fully depreciated at the time of reversion or (ii) for those reversible assets that are not fully depreciated at the time of reversion, under our concession contract, ANATEL is obligated to make cash payments to us in respect of such assets. The value of any indemnity payments we receive from ANATEL in respect of any non-fully depreciated reversible assets will be determined pursuant to relevant Brazilian telecommunications legislation. However, because there has been no precedent for the reversion of assets in the Brazilian telecommunications industry since the privatization of our predecessor company, the Company cannot at this time accurately predict the amount of such payments. If the amount of any expected payments received from Anatel is less than the net book value of such assets, we will analyze the appropriateness of recognizing an impairment loss, if any. In addition, at the end of the concession, ANATEL will evaluate the assets that are planned to revert to it and may refuse to accept assets it deems dispensable or inapplicable for the provision of service, subject to the Company’s right to contradict such a finding by presenting reports and/or studies establishing a need for the reversion. The Company is continually monitoring developments on this issue in order to ensure that its accounting for assets that will revert to ANATEL continues to be appropriate.

     The net book value of reversible assets as of December 31, 2005 is stated in thousands of reais.

Larry Spirgel
Telecomunicações de São Paulo S.A. – Telesp
August 22, 2006

Note 27. Shareholders’ equity, page F-35

g. Payment of dividends and interest on capital, page F-38

4.	Clarify your accounting policies regarding the recognition of dividends and interest on shareholders’ equity. Clarify whether you recognize these amounts in the year to which they relate or the year in which they are paid. In addition, tell us whether your policy differs for U.S. GAAP reporting.

     Under Brazilian corporate law (“BR CL”), proposed dividends by management are accrued in the financial statements in anticipation of their approval at the shareholders’ meeting. Under U.S. GAAP, dividends are not recognized until they are formally declared, except for annual minimum dividends as determined in accordance with the Company’s by-laws. As of December 31, 2005 and 2004, there were no dividends pending approval and consequently, no difference existed between BR CL and US GAAP.

     Interest on shareholders’ equity is recognized as of the date it is declared. Therefore, both under Brazilian corporate law and U.S. GAAP, interest on shareholders’ equity must be reported as dividends in the year they are proposed.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

COMPANY STATEMENT

     On behalf of TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP, a Brazilian corporation (the “Company”), the undersigned hereby acknowledges the following:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in its 2005 annual report filed on Form 20-F (the “filing”);

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     IN WITNESS WHEREOF, I have executed this acknowledgement of the Company on this 22nd day of August, 2006.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

By:	/s/ Fernando Xavier Ferreira

	Name:	Fernando Xavier Ferreira
	Title:	Chief Executive Officer

By:	/s/ Pedro Lucas Antón Lázaro

	Name:	Pedro Lucas Antón Lázaro
	Title:	Chief Financial Officer